Zentek Provides a Preliminary Update on Influenza Countermeasure Candidate Developed Using the Multivalent Aptamer Technology against H1N1 (Seasonal Influenza)

Guelph, ON - September 18, 2025, Zentek Ltd. ("Zentek" or the "Company") (Nasdaq: ZTEK; TSX-V: ZEN), is pleased to announce that it has completed the first in vivo tests of the lead candidate countermeasure for seasonal influenza (H1N1) as part of the Innovative Solutions Canada Testing Stream.

Highlights:

  Zentek was awarded approximately $1.1 million through the Government of Canada's Innovative Solutions Canada ("ISC") Testing Stream under Innovation, Science, and Economic Development Canada ("ISED") for  Health: Advanced And Emerging Medical Technologies.
  Government of Canada testing partners include ISED's Health and Emergency Preparedness Canada ("HERC") and Defence Research and Development Canada ("DRDC"), the science and technology organization of the Department of National Defence ("DND").
  On April 23, 2025, Zentek announced in a market update that it had developed a lead candidate for highly pathogenic avian influenza (HPAI) A(H5N1), with potential efficacy across other influenza strains.
  Testing of the lead candidate in vivo (mouse model) was facilitated by NexusHealth at McMaster University under the supervision of Dr. Matthew Miller.
  Animals given the aptamer lead candidate prophylactically had substantially improved clinical scores, 5x greater survival rates, 80% less weight loss 5 days post-infection, and decreased recovery times compared to the control group.

Zentek is pleased to report successful preliminary testing of a lead influenza aptamer countermeasure in an animal model. The aptamer countermeasure was developed for a Government of Canada contract through an ISC Testing Stream to develop a prophylactic and therapeutic lead candidate countermeasure for HPAI (H5N1). The countermeasure was produced using Zentek's successful multi-valent aptamer strategy developed by Dr. Yingfu Li's research group at McMaster University.

The aptamer countermeasure was selected and optimized for broad recognition of influenza hemagglutinin proteins with strong binding affinities for H1, H5, H2 and H3 and has shown to have strong neutralization against H1N1 and H5N1 when tested in vitro.

After successfully selecting a countermeasure in Phase 1 of the ISC Testing Stream contract, the program entered Phase 2 for the assessment of the performance of the aptamer countermeasure in in vivo models.

In the first in vivo test, animals were given a 150 µM prophylactic dose of either vehicle or the aptamer lead candidate two hours prior to a lethal challenge with A(H1N1)pdm09.  Animals that were part of the control group experienced earlier and more severe clinical signs of infection than mice treated with the aptamer countermeasure.  By day 7, 4 out of 5 mice (80%) in the control group reached endpoint. Only one animal that received the lead aptamer countermeasure reached end point, while the remaining mice fully recovered by day 9.

Following up on these encouraging results, researchers have improved the formulation and administration schedule of the treatment and have prepared materials for more comprehensive testing of the lead candidate's performance against H1N1 and H5N1, which is scheduled to begin in a few weeks.

"We are very encouraged by these preliminary results," said John Snisarenko B.Sc. MBA, Board member of Zentek with an extensive background in the U.S. and Canadian pharmaceutical and biotech industry, "Animals treated with the aptamer lead candidate showed substantially improved clinical scores, increased survivability by 5X and allowed for a rapid recovery from infection."

Dr. Matthew Miller noted: "We are very encouraged by the fact that this lead aptamer countermeasure has shown activity against seasonal influenza viruses. Seasonal influenza effects over a billion people per year, and so there is a clear and immediate commercial need for this type of intervention. We are optimistic that our testing will also reveal therapeutic activity against highly pathogenic avian influenza H5N1 - which would result in a product with both seasonal and pandemic applications."

About Zentek Ltd.

Zentek is an ISO 13485:2016 certified intellectual property technology company focused on the research, development and commercialization of novel products seeking to give the Company's commercial partners a competitive advantage by making their products better, safer, and greener.

Zentek's patented technology platform ZenGUARD™, is shown to significantly increase the bacterial and viral filtration efficiency of surgical masks and aims to do the same with HVAC (heating, ventilation, and air conditioning system) filters. Zentek's ZenGUARD™ production facility is in Guelph, Ontario.

Zentek, through its wholly-owned subsidiary Triera Biosciences Ltd., has a worldwide exclusive license to the aptamer-based platform technology developed by McMaster University, which is being jointly developed by Zentek and McMaster for both the diagnostic and therapeutic markets.

The Company is not making any express or implied claims that its aptamer technology has the ability to eliminate, cure or contain the COVID-19 disease (or the SARS-CoV-2 Coronavirus) or H1N1 (Seasonal Influenza) at this time.

About Triera Biosciences Ltd.

Triera holds an exclusive, worldwide royalty bearing license from McMaster University to use and practice all aptamer and DNAzyme uses developed through the collaboration with the Li Lab by McMaster University for the next 20 years. Triera and McMaster's combined expertise and capabilities in aptamer technology offer significant potential to reduce the cost and time required for the development of new treatments.

For further information contact:

Dr. Colin van der Kuur

Chief Science Officer

Email: cvanderkuur@triera.ca

Phone:  778-808-6424

To find out more about Zentek, please visit our website at www.Zentek.com. A copy of this news release and all material documents in respect of the Company may be obtained on Zentek's SEDAR+ profile at http://www.sedarplus.ca/.

Forward-Looking Statements

This news release contains forward-looking statements. Since forward-looking statements address future events and conditions, by their very nature they involve inherent risks and uncertainties. Although Zentek believes that the assumptions and factors used in preparing the forward-looking information in this news release are reasonable, undue reliance should not be placed on such information, which only applies as of the date of this news release, and no assurance can be given that such events will occur in the disclosed time frames or at all. Zentek disclaims any intention or obligation to update or revise any forward-looking information, whether as a result of new information, future events or otherwise, other than as required by law.

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.